Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

(212) 310-8000

FAX:  (212) 310-8007

October 15, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  New GGP, Inc.

Dear Ladies and Gentlemen:

On behalf of New GGP, Inc., a Delaware corporation (the “Company”), please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company’s Amendment No. 2 to its Registration Statement on Form S-11 relating to the registration of its Common Stock, par value $0.01 per share, having a proposed maximum aggregate offering price of $2,250,000,000.

Please contact the undersigned at (212) 310-8165 with any questions or comments concerning the above or the registration statement generally.

Very truly yours,

/s/ Matthew D. Bloch